UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                             Sandridge Energy, Inc.
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                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)


                                    80007P307
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                                 (CUSIP Number)


                                February 25, 2010
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             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

                [ ]  Rule 13d-1(b)
                [X]  Rule 13d-1(c)
                [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80007P307
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(1)     Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
        (entities only):

                Mount Kellett Capital Management LP
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(2) Check the Appropriate Box if a Member of a Group (See Instructions)

                (a)  [ ]
                (b)  [ ]
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:        13,265,507*
                                           -------------------------------------
                                       (6) Shared Voting Power:               0
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   13,265,507*
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person:
                   13,265,507*
--------------------------------------------------------------------------------

(10)    Check if  the Aggregate Amount  in Row (9) Excludes Certain  Shares (See
        Instructions):    N/A
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(11)    Percent of Class Represented by Amount in Row (9):   6.3%*
--------------------------------------------------------------------------------

(12)    Type of Reporting Person (See Instructions):    IA
--------------------------------------------------------------------------------
* Based on 210,413,896 shares of common stock, par value $0.001 per share (the "Common Stock"), of Sandridge Energy, Inc., a Delaware corporation (the "Company"), outstanding as of February 19, 2010, as disclosed in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 1, 2010. As of March 8, 2010, Mount Kellett Master Fund II, L.P., a Cayman Islands exempted limited partnership (the "Fund"), held in the aggregate 13,265,507 shares of Common Stock. Mount Kellett Capital Management LP possesses the sole power to vote and direct the disposition of all securities of the Company held by the Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mount Kellett Capital Management LP is deemed to beneficially own 13,265,507 shares of Common Stock, or 6.3% of the shares of Common Stock deemed issued and outstanding as of March 8, 2010.

Item 1(a).  Name Of Issuer:  Sandridge Energy, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma  73102


Item 2(a).  Name of Person Filing:  Mount Kellett Capital Management LP

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            623 Fifth Avenue, 18th Floor, New York, New York  10022

Item 2(c).  Citizenship:  Delaware

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP No.:  80007P307


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not applicable.


Item 4.  Ownership

         (a)  Amount Beneficially Owned (as of March 8, 2010):       13,265,507*

         (b)  Percent of Class (as of March 8, 2010):                      6.3%*

         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote           13,265,507*

            (ii)  shared power to vote or to direct the vote                  0

           (iii)  sole power to dispose or to direct the
                  disposition of                                     13,265,507*

            (iv)  shared power to dispose or to direct the
                  disposition of                                              0


--------------------
* Based on 210,413,896 shares of common stock, par value $0.001 per share (the "Common Stock"), of Sandridge Energy, Inc., a Delaware corporation (the "Company"), outstanding as of February 19, 2010, as disclosed in the Company's Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on March 1, 2010. As of March 8, 2010, Mount Kellett Master Fund II, L.P., a Cayman Islands exempted limited partnership (the "Fund"), held in the aggregate 13,265,507 shares of Common Stock. Mount Kellett Capital Management LP possesses the sole power to vote and direct the disposition of all securities of the Company held by the Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mount Kellett Capital Management LP is deemed to beneficially own 13,265,507 shares of Common Stock, or 6.3% of the shares of Common Stock deemed issued and outstanding as of March 8, 2010.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   March 8, 2010


                                   MOUNT KELLETT CAPITAL MANAGEMENT LP


                                   By: Mount Kellett Capital Management GP LLC, its general partner

                                   By: /s/ Mark McGoldrick
                                      ------------------------------------------
                                      Name:  Mark McGoldrick
                                      Title: Authorized Signatory



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)